SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 23)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,309,250
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,309,250

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,309,250

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,023,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      7,023,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,023,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      43.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     8,946,210
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      8,946,210

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,946,210

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      55.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,731,666
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,731,666

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,731,666

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF and OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                        221,200
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    11,677,876
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                         221,200

                               10     SHARED DISPOSITIVE POWER

                                                     11,677,876

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      221,200

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 23
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2(a) is amended as follows:

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

          (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

          (iii) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of membership interests of Tremont LLC and shares of Valhi common stock (as described below in this Statement);

          (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement) and as a direct owner of Shares; and

          (v) Annette C. Simmons, Harold C. Simmons' spouse, by virtue of her direct ownership of Shares and Series A Preferred Stock.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

     Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of approximately 39.4%, 12.0%, 4.3%, 1.4% and 0.4%, respectively, of the 15,996,870 Shares outstanding as of June 30, 2005 according to information from the Company (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

     Valhi also directly holds 14,700 shares of Series A Preferred Stock that are convertible into 24,500 Shares, or approximately 0.2% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Valhi directly holds.

     Annette C. Simmons also directly holds 1,600,000 shares of Series A Preferred Stock that are convertible into 2,666,666 Shares, or approximately 14.3% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 79.1%, 9.3%, 2.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 12.0% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     NL Industries, Inc. ("NL") and a subsidiary of NL directly hold 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi and a subsidiary of the Company are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is vice chairman of the board of the Company, chairman of the board and chief executive officer of NL and chairman of the board of Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Annette C. Simmons is the direct holder of 65,000 Shares, 1,600,000 shares of Series A Preferred Stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 221,200 Shares, 31,800 shares of NL common stock (including stock options exercisable for 4,000 shares) and 3,383 shares of Valhi common stock. Other than the shares she directly holds, Ms. Simmons disclaims beneficial ownership of all Shares that her husband may beneficially own.

     A trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Ms. Simmons is the direct holder of 40,000 shares of Valhi common stock. Each of Mr. and Ms. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following:

     The total amount of funds (including commissions) Harold C. Simmons used to acquire the Shares he purchased as reported in Item 5(c) was $5,051,911.50. Mr. Simmons used his personal funds for such purchases.

     The total amount of funds (including commissions) Annette C. Simmons used to acquire the Shares she purchased as reported in Item 5(c) was $3,507,836.50. Ms. Simmons used her personal funds for such purchases.

Item 4.  Purpose of Transaction

     No change to Item 4 except for the addition of the following:

     Mr. and Ms. Simmons purchased the Shares reported in Item 5(c) to increase each of their equity investments in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     No change except for the addition of the following:

     (a) Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of 6,309,250 Shares, 1,922,460 Shares, 690,000 Shares, 221,200 Shares and 65,000 Shares, respectively. Ms. Simmons and Valhi are the direct holders of 1,600,000 and 14,700 shares of Series A Preferred Stock, respectively, which are convertible into 2,666,666 Shares and 24,500 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 6,999,250 Shares that Tremont LLC and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 7,023,750 Shares, or approximately 43.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to be the beneficial owner of the 8,921,710 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 8,946,210 Shares, or approximately 55.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 9,207,910 Shares that Tremont LLC, the CMRT, Valhi, he and his spouse hold directly and the 2,691,166 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 11,899,076 Shares, or approximately 63.7% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

          (4) Annette C. Simmons may be deemed to be the beneficial owner of the 65,000 Shares she holds directly and the 2,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate approximately 14.6% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

     Mr. Simmons disclaims beneficial ownership of all Company securities that he does not hold directly. Ms. Simmons disclaims beneficial ownership of any Company securities that she does not hold directly.

     (b) By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 6,999,250 Shares that Tremont LLC and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 7,023,750 Shares, or approximately 43.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 8,921,710 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 8,946,210 Shares, or approximately 55.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 8,986,710 Shares that Tremont LLC, the CMRT, Valhi and his spouse hold directly and the 2,691,166 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 11,677,876 Shares, or approximately 62.5% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold);

          (4) Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 65,000 Shares she holds directly and the 2,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (approximately 14.6% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds); and

          (5) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 221,200 Shares (approximately 1.4% of the outstanding Shares) he holds directly.

     (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. Harold C. and Annette C. Simmons were the only Reporting Persons to have transactions in the Shares during the past 60 days. They executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.

                                                            Price Per Share ($)
                                               Number of       (exclusive of
        Purchaser                    Date       Shares          commissions)
 ------------------------          --------    ---------     -----------------
Annette C. Simmons.........        07/15/05      2,500            $51.15
Harold C. Simmons..........        07/15/05      2,500            $51.15
Annette C. Simmons.........        07/15/05      2,500            $51.40
Harold C. Simmons..........        07/15/05      2,500            $51.40
Annette C. Simmons.........        07/15/05      3,750            $52.50
Harold C. Simmons..........        07/15/05      3,750            $52.50
Annette C. Simmons.........        07/15/05      2,500            $53.00
Harold C. Simmons..........        07/15/05      2,500            $53.00
Annette C. Simmons.........        07/15/05      7,550            $53.50
Harold C. Simmons..........        07/15/05      7,550            $53.50
Annette C. Simmons.........        07/15/05      2,400            $53.60
Harold C. Simmons..........        07/15/05      2,400            $53.60
Annette C. Simmons.........        07/15/05        400            $53.61
Harold C. Simmons..........        07/15/05        400            $53.61
Annette C. Simmons.........        07/15/05         50            $53.73
Harold C. Simmons..........        07/15/05         50            $53.73
Annette C. Simmons.........        07/15/05      7,100            $53.75
Harold C. Simmons..........        07/15/05      7,100            $53.75
Annette C. Simmons.........        07/15/05     12,500            $54.00
Harold C. Simmons..........        07/15/05     12,500            $54.00
Annette C. Simmons.........        07/15/05        350            $54.24
Harold C. Simmons..........        07/15/05        350            $54.24
Annette C. Simmons.........        07/15/05        500            $54.25
Harold C. Simmons..........        07/15/05        500            $54.25
Annette C. Simmons.........        07/15/05         50            $54.47
Harold C. Simmons..........        07/15/05         50            $54.47
Annette C. Simmons.........        07/15/05      5,000            $54.50
Harold C. Simmons..........        07/15/05      5,000            $54.50
Annette C. Simmons.........        07/15/05      1,600            $54.75
Harold C. Simmons..........        07/15/05      1,600            $54.75
Annette C. Simmons.........        07/15/05         50            $54.89
Harold C. Simmons..........        07/15/05         50            $54.89
Annette C. Simmons.........        07/15/05      2,800            $54.90
Harold C. Simmons..........        07/15/05      2,800            $54.90
Annette C. Simmons.........        07/15/05        200            $54.97
Harold C. Simmons..........        07/15/05        200            $54.97
Annette C. Simmons.........        07/15/05      6,950            $55.00
Harold C. Simmons..........        07/15/05      6,950            $55.00
Annette C. Simmons.........        07/15/05      2,500            $55.40
Harold C. Simmons..........        07/15/05      2,500            $55.40
Annette C. Simmons.........        07/15/05      2,500            $55.50
Harold C. Simmons..........        07/15/05      2,500            $55.50
Annette C. Simmons.........        07/15/05      1,250            $55.70
Harold C. Simmons..........        07/15/05      1,250            $55.70
Harold C. Simmons..........        07/18/05      5,000            $50.00
Harold C. Simmons..........        07/18/05      5,000            $51.00
Harold C. Simmons..........        07/18/05     10,000            $51.50
Harold C. Simmons..........        07/18/05      5,000            $52.00
Harold C. Simmons..........        07/18/05      4,500            $52.50
Harold C. Simmons..........        07/18/05        500            $52.65

     (d) Each of Tremont LLC, Annette C. Simmons, the CMRT, Valhi and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2005




                                         /s/ Harold C. Simmons
                                         --------------------------------
                                         Harold C. Simmons
                                         Signing in the
                                         capacities listed on
                                         Schedule "A" attached
                                         hereto and
                                         incorporated herein by
                                         reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2005




                                         /s/ Steven L. Watson
                                         --------------------------------
                                         Steven L. Watson
                                         Signing in the
                                         capacities listed on
                                         Schedule "A" attached
                                         hereto and
                                         incorporated herein by
                                         reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

              Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

         Name                             Present Principal Occupation
-------------------------   ----------------------------------------------------
Eugene K. Anderson          Vice  president  of  Contran, Dixie  Holding,  Dixie
                            Rice,  National,  NOA,  Southwest,  Tremont  LLC,  a
                            wholly  owned  limited  liability  company of Valhi,
                            Valhi and VGI; and treasurer of the Foundation.

Thomas E. Barry (1)         Vice   president    for    executive    affairs   at
                            Southern  Methodist   University  and  professor  of
                            marketing  in the Edwin L. Cox School of Business at
                            Southern  Methodist  University;  and a director  of
                            Valhi.

Norman S. Edelcup (2)       Senior  vice   president   business  development  of
                            Florida Savings Bancorp; mayor of Sunny Isles Beach,
                            Florida; director of Valhi; and trustee of the Baron
                            Funds, a mutual fund group.

Lisa Simmons Epstein        Director and president of the Foundation.

Robert D. Graham            Vice  president  of Contran,  Dixie  Holding,  Dixie
                            Rice,  National,  NOA,  Southwest,  Titanium  Metals
                            Corporation (the "Company"),  Tremont LLC, Valhi and
                            VGI;  and  vice   president,   general  counsel  and
                            secretary  of  Kronos   Worldwide,   Inc.   ("Kronos
                            Worldwide")  and NL Industries,  Inc.  ("NL"),  both
                            affiliates of Valhi.

J. Mark Hollingsworth       Vice  president  and  general   counsel of  Contran,
                            Dixie Holding, Dixie Rice, National, NOA, Southwest,
                            Tremont LLC, Valhi and VGI;  general  counsel of the
                            Foundation;  general counsel of CompX  International
                            Inc., an affiliate of Valhi ("CompX"); trust counsel
                            of The Combined  Master  Retirement  Trust,  a trust
                            Valhi formed to permit the collective  investment by
                            trusts that maintain the assets of certain  employee
                            benefit plans Valhi and related companies adopt (the
                            "CMRT");  and acting  general  counsel  of  Keystone
                            Consolidated  Industries,   Inc.  ("Keystone"),   an
                            affiliate of Contran.

Keith A. Johnson            Controller of the Foundation.

William J. Lindquist        Director and senior vice president of Contran, Dixie
                            Holding,  National, NOA, Tremont LLC and VGI; senior
                            vice president of Dixie Rice, Southwest, Tremont LLC
                            and Valhi.

A. Andrew R. Louis          Secretary of Contran, CompX, Dixie Holding,    Dixie
                            Rice, National,  NOA, Southwest,  Tremont LLC, Valhi
                            and VGI and assistant secretary of the Company.

Kelly D. Luttmer            Vice President and tax director of Contran,   CompX,
                            Dixie  Holding,   Dixie  Rice,   Kronos   Worldwide,
                            National, NL, NOA, Southwest, Tremont LLC, Valhi and
                            VGI.

Andrew McCollam, Jr. (3)    President  and  director of  Southwest;  director of
                            Dixie Rice; and a private investor.

W. Hayden McIlroy (4)       Private investor  primarily  in  real estate;  and a
                            director  of  Valhi  and  Cadco  Systems,   Inc.,  a
                            manufacturer of emergency alert systems.

Harold M. Mire (5)          Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien            Vice    president,  chief   financial  officer   and
                            director of Dixie  Holding,  National,  NOA and VGI;
                            vice  president  and  chief  financial   officer  of
                            Contran,  Dixie  Rice,  Southwest,  Tremont  LLC and
                            Valhi; and vice president of the Company.

Glenn R. Simmons            Vice  chairman    of the  board   of  Contran, Dixie
                            Holding,  Dixie Rice,  National,  NOA,  Tremont LLC,
                            Valhi  and VGI;  chairman  of the board of CompX and
                            Keystone;  director and executive  vice president of
                            Southwest;  and a director of Kronos  Worldwide,  NL
                            and the Company.

Harold C. Simmons           Chairman of  the board of  Contran,  Dixie  Holding,
                            Dixie   Rice,   the   Foundation,   National,   NOA,
                            Southwest,  Tremont LLC, Valhi and VGI;  chairman of
                            the  board  and chief  executive  officer  of NL and
                            Kronos Worldwide;  vice chairman of the board of the
                            Company;   and  trustee  and  member  of  the  trust
                            investment committee of the CMRT.

Richard A. Smith (5)        Vice president of Dixie Rice.

John A. St. Wrba            Vice president and treasurer of the Company, Contran,
                            Kronos  Worldwide,  NL and Valhi.

Gregory M. Swalwell         Vice  president  and  controller  of Contran,  Dixie
                            Holding,  National,  NOA,  Southwest,  Tremont  LLC,
                            Valhi and VGI;  vice  president,  finance  and chief
                            financial  officer of Kronos  Worldwide  and NL; and
                            vice  president  of Dixie  Rice,  Southwest  and the
                            Company.

J. Walter Tucker, Jr. (6)   President,   treasurer  and  a director  of Tucker &
                            Branham,  Inc., a mortgage  banking,  insurance  and
                            real estate  company;  vice chairman of the board of
                            Keystone;  a director of Valhi;  and a member of the
                            trust investment committee of the CMRT.

Steven L. Watson            Director and  president of Contran,  Dixie  Holding,
                            Dixie  Rice,   National,   NOA  and  VGI;  director,
                            president  and  chief  executive  officer  of Valhi;
                            president  of Tremont LLC;  director  and  executive
                            vice   president  of   Southwest;   director,   vice
                            president and secretary of the Foundation; president
                            of Tremont LLC; vice  chairman of Kronos  Worldwide;
                            and a  director  of  CompX,  Keystone,  NL  and  the
                            Company.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

              Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), as outlined below.

                                 Shares        Options
         Name                     Held         Held (1)       Total
-------------------------      -----------   -----------   -----------
Eugene K. Anderson                 -0-           -0-             -0-

Thomas E. Barry                    -0-           -0-             -0-

Norman S. Edelcup                  -0-           -0-             -0-

Lisa Simmons Epstein               -0-           -0-             -0-

Robert D. Graham                   -0-           -0-             -0-

J. Mark Hollingsworth              -0-           -0-             -0-

Keith A. Johnson                 1,000           -0-           1,000

William J. Lindquist               -0-           -0-             -0-

A. Andrew R. Louis                 -0-           -0-             -0-

Kelly D. Luttmer                    50           -0-              50

Andrew McCollam, Jr.               -0-           -0-             -0-

W. Hayden McIlroy (2)              500           -0-             500

Harold M. Mire                     -0-           -0-             -0-

Bobby D. O'Brien                   -0-           -0-             -0-

Glenn R. Simmons                 3,000         5,000           8,000

Harold C. Simmons (3)        2,952,866           -0-       2,952,866

Richard A. Smith                   -0-           -0-             -0-

John A. St. Wrba                   -0-           -0-             -0-

Gregory M. Swalwell                -0-           -0-             -0-

J. Walter Tucker, Jr.              -0-           -0-             -0-

Steven L. Watson                10,750         7,500          18,250


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(1)  Represents Shares issuable pursuant to the exercise of stock options within
     60 days of the date of this Statement.

(2) Comprises 500 Shares Mr. McIlroy has the right to receive upon conversion of 300 shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that he holds directly.

(3) Comprises Shares Harold C. Simmons and his spouse own directly and 2,666,666 Shares his spouse is entitled to receive upon the conversion of 1,600,000 shares of Series A Preferred Stock that she holds directly. Excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.